Endeavour Silver to Release 2015 Fourth Quarter and Year-End Financial Results on March 4, 2016

VANCOUVER, BC -- (Marketwired - February 19, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) will release 2015 fourth quarter and year-end consolidated financial results on Friday, March 4, 2015, before markets open. A conference call will follow at 10am PST/1pm EST. To participate in the conference call, please dial the numbers below. No pass-code is required.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com